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                                                                       EXHIBIT 4
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PRESS RELEASE

      QUICKTURN BOARD TO REVIEW MENTOR GRAPHICS' UNSOLICITED TENDER OFFER

             Advises Shareholders to Take No Action at Present Time

SAN JOSE, CA -- August 12, 1998 -- Quickturn Design Systems, Inc.
(NASDAQ:QKTN) announced today, in response to Mentor Graphics Corporation's (NASDAQ:MENT) unsolicited tender offer for all outstanding shares of Quickturn, that the Company's board of directors will study the offer and make its recommendation to shareholders in due course. In the meantime, Quickturn urges all its shareholders to take no action with respect to the Mentor Graphics offer and any related activities until Quickturn's board of directors has made its recommendation.

Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering TtME/TM/ services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013;
Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

For more information contact:

Ray Ostby
Quickturn Design Systems, Inc.
(408) 914-6633

Abernathy MacGregor Frank
Jim MacGregor/Matt Sherman
(212) 371-5999